Exhibit 6.1

Manhattan Street Capital

Reg A+ Engagement Agreement

Effective Date: July 15, 2019

KGEM Golf, Inc. 2738 Falkenburg Road South Riverview, FL 33578 USA	GolfSuites 3, Inc. 2738 Falkenburg Road South Riverview, FL 33578 USA

Re: Project Manager, Technology and Administrative Services

This agreement (this “Agreement”) will confirm the arrangements under which FundAthena, Inc., DBA Manhattan Street Capital, Inc. (“MSC”) and KGEM Golf, Inc., a Delaware corporation, and its subsidiary, GolfSuites 3, Inc., a Delaware corporation (collectively, the “Client”), to act as the Client’s project manager in connection with a Financing (as defined below) and the Client’s use of MSC’s proprietary technology platform (the “MSC Platform”).

1. Retention. During the term of this engagement, and as mutually agreed upon by MSC and the Client, MSC shall provide Client with project management, technology, administrative services and assistance with and introductions to resources needed to conduct an offering for GolfSuites 3, Inc., under Regulation A under the Securities Act of 1933, (a “Financing”). Client agrees to be bound by the MSC Platform standard terms and conditions, (the “Platform Terms”) which can be found at (http://www.manhattanstreetcapital.com/terms). Access to the MSC Platform will not be provided without Client’s acceptance of the Platform Terms.

2. Cooperation. The Client shall furnish MSC and/or upload to the MSC Platform all current and historical materials and information regarding the business and financial condition of the Client relevant to the Financing, and all other information and data, and access to the Client’s officers, directors, employees and professional advisors, which MSC reasonably requests in connection with MSC’s activities hereunder. All such materials, information and data shall, to the Client’s knowledge, not include any misleading statements of a material fact, in light of the circumstances in which such statements are made. The Client agrees to promptly advise MSC of all developments materially affecting the Client, any proposed Financing or the completeness or accuracy of the information previously furnished to MSC, and agrees that no material initiatives relating to the proposed Financing will be taken without MSC having been consulted in advance thereof.

3. Compensation. The Client agrees to promptly pay MSC the following fees with respect to each Financing (the “Fees”):

a) Reasonable direct expenses incurred by MSC on behalf of Client will be reimbursed by Client. These fees and reimbursements are not contingent on success of any Financing. The parties all acknowledge that GolfSuites 3, Inc., is a third-party beneficiary of the $30,000 fee paid by KGEM Golf, Inc. to MSC for the initial project management for the Financing under that certain Reg A+ Engagement Agreement dated July 15, 2018.

b) MSC technology admin and service fee in the sum of (i) $25 per investor, plus (ii) cashless ten year warrants to purchase 100 shares of KGEM Golf Common Stock for the price of $0.25 per share per investor in the Financing for up to a maximum of 35,000 investors from the Financing – this maximum only applies to the warrant fee. The $25 per investor and warrant fee is constant regardless of the investment amount from each investor, and it is not dependent on the total size of the capital raise. It is paid once per investor. This fee is an obligation of the Client regardless of the success of the Financing. For purposes of calculating this fee, an investor is defined as any person or entity that deposits money into escrow through the MSC investment interface as part of the Financing. The fee is still payable if such investor is rejected after AML and their money is returned.

The cash MSC fee will be invoiced weekly by MSC. The cash payment will be due for payment Net 10. MSC technology admin and service fee warrants will be delivered upon completion of each Financing.

It is expressly understood that a separate Fee shall be payable in respect of any additional Financing. The parties acknowledge that MSC fees above do not include back-end payment processing fees, escrow, transfer agent, AML check, Accreditation Verification, broker-dealer or marketing agency fees or marketing costs.

4. Confidentiality. Each party acknowledges that, in the course of evaluating the Financing and, it (the “Receiving Party”) may obtain information relating to the other party’s business (the “Disclosing Party”) (all such information the “Confidential Information”). Such Confidential Information shall belong solely to the Disclosing Party. For sake of clarity, information is considered Confidential Information for so long as it has not been made known to the general public by the Disclosing Party or through the rightful actions of a third party, and for so long as the information holds value, as reasonably determined by the Disclosing Party, by virtue of remaining confidential. During the Term and after its termination, the Receiving Party: (a) shall not use, other than as required for the Financing, or disclose Confidential Information without the prior written consent of the Disclosing Party, or unless such Confidential Information becomes part of the public domain without breach of this Agreement by the Receiving Party, its officers, directors, employees or agents; (b) agrees to take all reasonable measures to maintain the Confidential Information in confidence, but not less than those it takes to safeguard its own confidential information; and (c) will disclose the Confidential Information only to those of its employees and consultants as are necessary for the uses licensed hereunder and are bound by obligations of confidentiality. Upon the termination of this Agreement, the Receiving Party shall return or destroy all Confidential Information, as requested by the Disclosing Party.

5. Termination. The agreement has a term of 12 months from execution. Upon any termination of this Agreement, the rights and obligations of the parties hereunder shall terminate, except for the obligations set forth in Sections 3 through 4 and 7-9 (inclusive), shall survive termination of this Agreement.

6. Exclusivity. During the term of this Agreement, the Client will not, and will not permit any security holder, affiliate, advisor or representative of the Client to engage any other party to perform any services or act in any capacity which is related, to the Financing without the prior written approval of MSC. This exclusion does not apply to Broker-dealers or underwriters.

7. Indemnification. Client agrees to indemnify and hold harmless MSC and its affiliates, and each of their respective officers, directors, managers, members, partners, employees and agents, and any other persons controlling MSC or any of its affiliates (collectively, “Indemnified Persons”), to the fullest extent lawful, from and against any claims, liabilities, losses, damages, costs and expenses (or any action, claim, suit or proceeding in respect thereof), as incurred, related to or arising out of or in connection with MSC services (whether occurring before, at or after the date hereof) under the Agreement, the Financing or any proposed Financing contemplated by the Agreement or any Indemnified Person’s role in connection therewith (“Losses”), provided, however, that the Client shall not be responsible for any Losses that arise out of or are based on any action of or failure to act by MSC to the extent such Losses are determined, by a final, non-appealable judgment by a court, to have resulted primarily and directly from MSC’s gross negligence or willful misconduct.

8. Limitation on Liability.

EXCEPT FOR A PARTY’S BREACH OF SECTION 3 OR CLIENT’S INDEMNIFICATION OBLIGATIONS, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY NATURE, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND REGARDLESS OF WHETHER THE CLAIM OR LIABILITY IS BASED UPON ANY CONTRACT, TORT, BREACH OF WARRANTY OR OTHER LEGAL OR EQUITABLE THEORY.

EXCEPT FOR A PARTY’S BREACH OF SECTION 3 OR CLIENT’S INDEMNIFICATION OBLIGATIONS, THE TOTAL LIABILITY OF EITHER PARTY, WHETHER BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE OR STRICT LIABILITY), OR OTHERWISE, WILL NOT EXCEED, IN THE AGGREGATE, THE FEES PAID TO MSC. THE FOREGOING LIMITATIONS WILL APPLY NOTWITHSTANDING ANY FAILURE OF ESSENTIAL FINANCING OF ANY LIMITED REMEDY.

9. Independent Contractor. The Client acknowledges and agrees that (i) MSC will act as an independent contractor hereunder, its responsibility is solely owed to the Client and contractual in nature, and MSC does not owe the Client, or any other person or entity (including, without limitation, any securityholders, affiliates, creditors or employees of the Client), any fiduciary or similar duty as a result of its engagement hereunder or otherwise; (ii) MSC and its affiliates will not be liable for any losses, claims, damages or liabilities arising out of the actions taken, omissions of or advice given by other parties who are providing services to the Client; (iii) MSC is not an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction; (iv) the Client has consulted, and will consult, as appropriate, with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of this Agreement and the Financings contemplated hereby, and that MSC and its affiliates shall have no responsibility or liability with respect thereto; and (v) the Client is capable of evaluating the merits and risks of such Financings and the fees payable in connection therewith and that it understands and accepts the terms, conditions, and risks of such Financings and fees.

10. Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware and all claims shall be exclusively commenced in the state or federal courts located in Wilmington, Delaware. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and may not be amended or modified except in writing signed by each party hereto; provided, however, that if Client agrees to the Platform Terms, the Platform Terms shall govern Client’s use of the MSC Platform and to the extent there is a conflict or inconsistency between this Agreement and the Platform Terms, the Platform Terms shall control. This Agreement may not be assigned by Client hereto without the prior written consent of MSC. Any attempted assignment of this Agreement made without such consent shall be void and of no effect. This Agreement is solely for the benefit of the Client and MSC. If any provision hereof shall be held by a court of competent jurisdiction to be invalid, void or unenforceable in any respect, or against public policy, such determination shall not affect such provision in any other respect nor any other provision hereof. Headings used herein are for convenience of reference only and shall not affect the interpretation or construction of this Agreement. This Agreement may be executed in facsimile or other electronic counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same document. This Agreement has been reviewed by each of the signatories hereto and its counsel. There shall be no construction of any provision against MSC because this Agreement was drafted by MSC, and the parties waive any statute or rule of law to such effect.

Please sign below and return to MSC to indicate the Client’s acceptance of the terms set forth herein, and once executed by each of MSC and the Client, this Agreement shall constitute a binding agreement between the Client and MSC as of the date first written above.

Client Signed:		Printed Name: Nicholas V. Flanagan

Title:	Chief Operating Officer	Phone: 727 243-2050

KGEM Golf, Inc.
2738 Falkenburg Road South
Riverview, FL 33578
USA

Client Signed:		Printed Name: Gerald D. Ellenburg

Title:	Chief Executive Officer	Phone: 727 243-2050

GolfSuites 3, Inc.
2738 Falkenburg Road South
Riverview, FL 33578
USA

MSC Signed:		Printed Name: Rod Turner

Title:	Chief Executive Officer	Phone: 760 622 9566

FundAthena, Inc., DBA Manhattan Street Capital, Inc.

5694 Mission Center Road, Suite 602-468
San Diego CA 92108

USA